Exhibit 99.1

Metalpha Announces 12 Million USD Strategic Investment by Gortune and Avenir Group

HONG KONG, October 30, 2025 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (“Metalpha” or the “Company”), a global leading provider of blockchain and trading technology solutions, today announced that it has entered into definitive subscription agreements with two strategic investors, Gortune International Investment Limited Partnership and Avenir Group, for a private placement of its ordinary shares for aggregate gross proceeds of approximately US$12 million. The transactions are expected to close on or about November 30, 2025, subject to customary closing conditions.

Metalpha intends to use the net proceeds from this strategic investment for accelerating the Company’s business development initiatives, including expansion of its blockchain trading services, investments in innovative digital asset technologies, and for general working capital purposes.

“We are pleased to secure this strategic investment from two distinguished institutional partners, which demonstrates their strong confidence in Metalpha’s vision and growth prospects,” said Mr. Adrian Wang, Chief Executive Officer of Metalpha. “This funding will enable us to further scale our technology offerings, strengthen our market position, and continue delivering cutting-edge solutions to our clients globally. We look forward to leveraging these resources to drive long-term value for our shareholders.”

The securities sold in this private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States without registration or an applicable exemption from such registration requirements. The Company has committed to filing a registration statement with the U.S. Securities and Exchange Commission for the resale of the ordinary shares issued in this private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Metalpha

Metalpha Technology Holding Limited (NASDAQ: MATH) is a global leading provider of blockchain and trading technology solutions. With extensive blockchain and traditional fintech expertise, we are dedicated to delivering state-of-the-art technological solutions, including digital asset related management systems, hedging infrastructures, liquidity solutions and institutional grade architectures. We offer highly customized, one-stop solutions to help our customers grow their businesses and are committed to strengthening our position as one of the largest gateways to digital assets in Asia.

About Gortune Group

Gortune International Investment Limited Partnership is a subsidiary of Gortune Investment Co., Limited. Gortune group mainly operates in corporate M&A and restructuring, equity investments, and emerging asset investments, with an emphasis on sectors like finance, consumption, new energy, and Web3.

About Avenir Group

Avenir Group is a pioneering investment group dedicated to the strategic integration of traditional finance and digital assets, driving innovation to build a leading financial ecosystem and infrastructure. Through an integrated framework of Investment, Incubation, and Operations, the group focuses on digital asset management, trading and financial service platforms, PayFi infrastructure, and Real World Assets (RWA). As Asia’s largest institutional Bitcoin ETF holder, Avenir Group leads the regional market. With proven financial expertise and industry-leading capabilities, the group establishes its role as a global hub advancing capital mobility and strategic partnerships. Our key sub-brands include DeepTrading (High-Frequency Quantitative Trading) and Avenir Foundation (Technology Education and Innovation). Learn more: https://avenirx.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.